FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of (January 2019)

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca announces organisational changes

7 January 2019 13:00 GMT

AstraZeneca announces organisational changes

Company to drive innovation, focus, growth and productivity;
José Baselga, MD, PhD, appointed to head R&D for Oncology

AstraZeneca is today announcing organisational changes to support continued scientific innovation and commercial success in the main therapy areas as the Company enters a new phase in its strategic development.

Included in the changes will be the arrival at AstraZeneca of the world-renowned oncology scientist, José Baselga, as well as the creation of:

●        Therapy area-focused Research and Development units that are responsible for discovery through to late-stage development - one for BioPharmaceuticals (Cardiovascular, Renal & Metabolism (CVRM) and Respiratory) and one for Oncology - with dynamic resource allocation across the Company's pipeline.

●         Mirrored commercial units - one for BioPharmaceuticals and one for Oncology. The creation of the BioPharmaceuticals commercial unit aligns product strategy and commercial delivery across CVRM and Respiratory.

The Research and Development units and the commercial units will each be represented on the Senior Executive Team of AstraZeneca and report to Chief Executive Officer (CEO), Pascal Soriot. The units will also share common basic biology and science platforms as well as product supply, manufacturing and IT infrastructure to improve efficiency. These resources will continue to be allocated on a Company-wide basis according to the overall therapy area considerations and strategy.

The Research and Development unit for BioPharmaceuticals will be led by Mene Pangalos, who was previously responsible for the Company's Innovative Medicines and Early Development Biotech Unit.

The Research and Development unit for Oncology will be led by Dr. Baselga, a foremost Oncology leader with vast experience in the development of innovative cancer therapies, who joins the Company today. He was most recently Physician-in-Chief at Memorial Sloan Kettering Cancer Center and Professor of Medicine at Weill Cornell Medical College. Prior to this, he was Chief of the Division of Hematology/Oncology and Associate Director at the Massachusetts General Hospital Cancer Center and Professor of Medicine at Harvard Medical School.

The commercial unit for BioPharmaceuticals will be led by Ruud Dobber, who was most recently responsible for the Company's commercial operations in North America. The commercial unit for BioPharmaceuticals mirrors the Company's existing commercial unit for Oncology, which continues to be led by Dave Fredrickson. The International commercial organisation remains under current leadership.

Pascal Soriot, CEO, said: "We are entering what we expect will be a period of sustained growth for years to come, which is why we have decided to more closely align our R&D and commercial operations. This new structure will support growth and sharpen the focus on our main therapy areas, speeding up decisions and making us more productive in our mission to bring innovative medicines to patients.

In line with these changes, I am delighted to welcome José to AstraZeneca. An outstanding scientific leader in Oncology, José's research and clinical achievements have led to the development of several innovative medicines, and he is an international thought leader in cancer care and clinical research. José's expertise adds further scientific and leadership excellence to our already strong team and will help us to continue building a world-class R&D unit for Oncology."

José Baselga, Executive Vice President (EVP), Research and Development unit for Oncology, said: "After more than 30 years helping develop medicines in this area, it is a true privilege to now have the opportunity to work with the tremendous Oncology expertise at AstraZeneca. Bringing the discovery through to late-stage development chain into one unit will make the process more agile and accelerate our work to bring transformative medicines to patients. This really is a dream job."

Biographical details - Dr. José Baselga
Dr. Baselga served as the Physician-in-Chief at Memorial Sloan Kettering Cancer Center (MSK) and Professor of Medicine at Weill Cornell Medical College from 2012 to September 2018. Under his leadership, MSK became the leader in early-phase clinical trials for cancer therapies and diagnostic genetic sequencing.

Dr. Baselga is an international thought leader for innovation in cancer care and clinical research, and his research and clinical achievements have led to the approval of a number of life-saving cancer therapies, and to the creation of a number of biopharmaceutical companies.

Prior to joining MSK, Dr. Baselga was Chief of the Division of Hematology/Oncology and Associate Director at the Massachusetts General Hospital Cancer Center and Professor of Medicine at Harvard Medical School. He was also the Chairman of Medical Oncology and Founding Director of the Vall d'Hebron Institute of Oncology in Barcelona, Spain. As a recent past President of the American Association for Cancer Research (AACR), Dr. Baselga worked collaboratively with the AACR Board of Directors and the AACR membership to further the mission to cure cancer through research.

Dr. Baselga is an elected member of the National Academy of Medicine, the American Society of Clinical Investigation, the Association of American Physicians, and an elected Fellow of the AACR Academy. He is a past President of the European Society for Medical Oncology, where he was recently awarded their Lifetime Achievement Award, and a past member of the Board of Directors for the American Society of Clinical Oncology and AACR.

Biographical details - Dr. Menelas (Mene) Pangalos
Prior to today's appointment, Mene served as EVP of AstraZeneca's Innovative Medicines and Early Development Biotech Unit and Global Business Development, where he had overall responsibility for research and early development activities spanning three continents and 2,500 people.

Since joining AstraZeneca in 2010, Mene has led a transformation of its R&D productivity resulting in a greater than four-fold increase in success rates compared to industry averages. In parallel, he has championed an open approach to working with academic and other external partners, changing the nature of academic-industry collaboration.

One of AstraZeneca's leading scientists, Mene has published over 150 peer-reviewed articles in scientific journals and has served as editor of various books and journals. He is a Visiting Professor of Neuroscience at King's College London and the holder of an Honorary degree of Doctor of Science from Glasgow University.

Mene makes a significant contribution to UK science. He is a Fellow of the Academy of Medical Sciences, the Royal Society of Biology and Clare Hall, University of Cambridge. He sits on the Medical Research Council (MRC) Council, co-chairs the Life Sciences Council Expert Group on Innovation, Clinical Research and Data and is a member of the Life Sciences Industrial Strategy Implementation Board. He is also a Board member of the British Pharmaceutical Group, The Francis Crick Institute, Dizal Pharma and Cambridge University's Judge Business School. Mene is a member of the Royal Society, Science, Industry and Translation Committee.

Biographical details - Dr. Ruud Dobber
Prior to today's appointment, Ruud held the role of EVP, North America since August 2016. Ruud joined AstraZeneca in 1997 and has held various senior commercial and leadership roles, including as EVP, Europe, Regional Vice-President of AstraZeneca's European, Middle East and African division, Regional Vice-President for the Asia Pacific region and Interim Executive Vice-President, Global Product and Portfolio Strategy.

Ruud was a member of the Board and Executive Committee of the European Federation of Pharmaceutical Industries and Associations (EFPIA) and was previously Chairman of the Asia division of Pharmaceutical Research and Manufacturers of America.

Holding a doctorate in immunology from the University of Leiden in the Netherlands, Ruud began his career as a scientist, researching in the field of immunology and ageing.

More information on AstraZeneca's Senior Executive Team (SET), including biographies, is available on AstraZeneca.com/our-company/leadership.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter@AstraZeneca.

Media Relations
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Gonzalo Viña	UK/Global	+44 203 749 5916
Jennifer Hursit	UK/Global	+44 203 749 5762
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	Cardiovascular; Metabolism	+44 203 749 5711
Nick Stone	Respiratory; Renal	+44 203 749 5716
Josie Afolabi	Other	+44 203 749 5631
Craig Marks	Finance; Fixed Income	+44 7881 615 764
Jennifer Kretzmann	Retail Investors	+44 203 749 5824
US toll-free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 07 January 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary